

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

Tim Carter
Chief Financial Officer
Piper Sandler Companies
800 Nicollet Mall, Suite 900
Minneapolis, Minnesota 55402

      Re: Piper Sandler Companies
          Form 10-K Filed February 25, 2021
          File No. 001-31720

Dear Mr. Carter:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance